UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Opko Health, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    301610101
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                                 (CUSIP Number)

                                 Steven D. Rubin
                               4400 Biscayne Blvd.
                                   Suite 1500
                                 Miami, FL 33137
                                 (305) 575-6015
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 4, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAMES OF REPORTING PERSONS

      The Frost Group, LLC
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
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 NUMBER OF        7.    SOLE VOTING POWER                               0 shares
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                   20,286,704 shares*
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                          0 shares
 REPORTING        --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER              20,286,704 shares*
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,286,704 shares*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.2%
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14.   TYPE OF REPORTING PERSON

      OO
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*Includes vested warrants to purchase 4,796,158 Shares of Common Stock.

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Frost Gamma Investments Trust
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
  NUMBER OF       7.    SOLE VOTING POWER                     63,955,885 shares*
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                  20,286,704 shares**
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                63,955,885 shares*
  REPORTING       --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER             20,286,704 shares**
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      84,242,589 shares***
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

*Includes vested warrants to purchase 9,241,589 Shares of Common Stock. **Includes vested warrants to purchase 4,796,158 Shares of Common Stock. ***Includes vested warrants to purchase 14,037,747 Shares of Common Stock.

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Phillip Frost, M.D.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER                     63,955,885 shares*
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                  20,286,704 shares**
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER                63,955,885 shares*
 REPORTING        --------------------------------------------------------------
   PERSON         10.   SHARED DISPOSITIVE POWER             20,286,704 shares**
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      84,242,589 shares***
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.3 %
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

*Includes vested warrants to purchase 9,241,589 Shares of Common Stock. **Includes vested warrants to purchase 4,796,158 Shares of Common Stock. ***Includes vested warrants to purchase 14,037,747 Shares of Common Stock.

This Amendment No. 3 (the "Amendment") amends and supplements the statement on
Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the
Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the
Schedule 13D filed on August 2, 2007 (together, the "Original Schedule 13D"), by The Frost Group, LLC ("Frost Group"), Frost Gamma Investments Trust ("Gamma Trust") and Phillip Frost, M.D. ("Dr. Frost"). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 is amended by adding the following paragraph to the end of the item:

            Gamma Trust acquired 14,096,913 Shares of Common Stock, for investment purposes, in a series of transactions from August 3, 2007 to February 13, 2008 at prices ranging from $1.80 to $4.33 per share, including (i) 6,766,304 Shares of Common Stock in a private placement from the Issuer, (ii) 2,948,139 Shares of Common Stock in a private transaction with Psilos Group Partners II-S L.P. ("Psilos") and (iii) 3,814,000 Shares of Common Stock in a private transaction with Dale and Gertrude Pfost ("Pfost").

Item 4.     Purpose of Transaction

            Item 4 is amended by adding the following paragraph to the end of the item:

            Gamma Trust acquired 14,096,913 Shares of Common Stock, for investment purposes, in a series of transactions from August 3, 2007 to February 13, 2008. These include a private placement transaction on December 4, 2007 in which Gamma Trust acquired 6,766,304 Shares of Common Stock pursuant to a stock purchase agreement ("Second Stock Purchase Agreement") from the Issuer for an aggregate purchase price of $12,450,000, or $1.84 per share. The Shares acquired were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") for "transactions by an issuer not involving a public offering" and 506 of Regulation D of the Securities Act.

            The Second Stock Purchase agreement includes a lock-up provision in which Gamma Trust agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until December 4, 2009 without the prior written consent of the Issuer.

            The 14,096,913 shares acquired by Gamma Trust also include 2,948,139 Shares of Common Stock acquired from Psilos, pursuant to a securities purchase agreement, dated January 18, 2008, as amended by that certain Amendment to Securities Purchase Agreement, dated as of February 11, 2008 ("Psilos Securities Purchase Agreement"), in which Frost Gamma agreed to acquire 2,948,139 of the shares of outstanding stock of the Issuer currently held by Psilos for $1.80 per share.

            The Psilos Securities Purchase Agreement includes a lock-up provision in which Gamma Trust agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until March 27, 2009.

            The 14,096,913 shares acquired by Gamma Trust also include 3,814,000 Shares of Common Stock acquired from Pfost, pursuant to a securities purchase agreement, dated February 13, 2008 ("Pfost Securities Purchase Agreement"), in which Frost Gamma agreed to acquire 3,814,000 of the shares of outstanding stock of the Issuer currently held by Pfost for $1.80 per share.

            The Pfost Securities Purchase Agreement includes a lock-up provision in which Gamma Trust agrees not to sell, transfer or dispose of the Shares of Common Stock underlying the agreement until March 27, 2009 without the prior written consent of the Issuer. This agreement also provides Gamma Trust with a right of first refusal until March 27, 2010 if Pfost has a bona fide, good faith intention to sell, transfer or dispose of all or any portion of the shares of outstanding stock of the Issuer which Pfost retained as of the date of the agreement.

Item 5.     Interest in Securities of the Issuer

            Item 5 is deleted in its entirety and replaced with the following text:

            Frost Group beneficially owns 20,286,704 Shares of Common Stock. The 20,286,704 Shares include vested warrants to purchase 4,796,158 Shares of Common Stock. The 20,286,704 Shares of Common Stock beneficially owned by Frost Group constitute 11.2% of the Issuer's outstanding Shares of Common Stock, based upon 176,143,564 Shares of Common Stock as of February 12, 2008 and calculated in accordance with Rule 13d-3(d). Frost Group shares the power to vote and the power to dispose such Shares with Gamma Trust and Dr. Frost.

            Gamma Trust beneficially owns 63,955,885 Shares of Common Stock. The 63,955,885 Shares include vested warrants to purchase 9,241,589 Shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group. The 84,242,589 Shares of Common Stock beneficially owned by Gamma Trust constitute 44.3% of the Issuer's outstanding Shares of Common Stock, based upon 176,143,564 Shares of Common Stock as of February 12, 2008 and calculated in accordance with Rule 13d-3(d).

            Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group and the 63,955,885 Shares of Common Stock beneficially owned by Gamma Trust. The 84,242,589 Shares of Common Stock beneficially owned by Dr. Frost constitute 44.3% of the Issuer's outstanding Shares of Common Stock, based upon 176,143,564 Shares of Common Stock as of February 12, 2008 and calculated in accordance with Rule 13d-3(d).

            Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is amended in its entirety and replaced with the following text:

            See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement and Pfost Securities Purchase Agreement.

            Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              February 14, 2008               The Frost Group, LLC

                                              By:    /s/ Steven D. Rubin
                                                  ------------------------------
                                              Name:  Steven D. Rubin
                                              Title: Vice President


              February 14, 2008               Frost Gamma Investments Trust

                                              By:    /s/ Phillip Frost, M.D.
                                                  ------------------------------
                                              Name:  Phillip Frost, M.D.
                                              Title: Sole Trustee


              February 14, 2008               /s/ Phillip Frost, M.D.
                                              ----------------------------------
                                              Phillip Frost, M.D., Individually